# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: InMode Ltd.- Form 13D, CIK 0001742692
CUSIP: M5425M103
Title of class of securities: Ordinary Shares, par value NIS 0.01 per ordinary share
Address of issuer's principal executive offices: Travor Bldg, Sha'ar Yokneam, P.O. Box 533, Yokneam, Israel (L3), 2069206
Date of event which requires filing of this statement: 06/15/2026
Filed by CIK 0001803068
Persons authorized to receive notices and communications: Maura Sniffen, 51W 52nd Street, New York, New York (NY), 10019, 914-450-5596

## Reporting persons
- Moshe Mizrahy (CIK 0001803068): type of reporting person: individual (IN); citizenship or place of organization: Israel (L3); source of funds: personal funds (PF); sole voting power 4,299,226; shared voting power 0; sole dispositive power 4,299,226; shared dispositive power 0; aggregate amount beneficially owned 4,299,226 (7.9% of the class)

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, par value NIS 0.01 per ordinary share
Name of issuer: InMode Ltd.- Form 13D
Address of issuer's principal executive offices: Travor Bldg, Sha'ar Yokneam, Yokneam, Israel (L3), 2069206

## Item 2. Identity and Background
Name of person filing: Moshe Mizrahy
Residence or business address: Travor Bldg, Sha'ar Yokneam, P.O. Box 533, Israel, 2069206
Present principal occupation or employment: CEO- InMode.
Criminal convictions in the last five years: N/A
Civil proceedings (securities laws) in the last five years: N/A
Citizenship: Israel

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The Reporting Person has formed a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Act"), with the following persons (as further detailed in a Schedule 13D to be filed subsequently upon all M.N. Business Strategy Affiliates receiving EDGAR Codes to enable a filing; all information which will be needed in such subsequent filing is set forth herein):
(i) M.N. Business Strategy, Ltd., an Israeli private company ("M.N. Business Strategy");
(ii) Meir Shamir Management 1977 Ltd., an Israeli private company ("Shamir Management");
(iii) Meir Shamir, a citizen of Israel ("Mr. Shamir");
(iv) QYP ALEF Ltd., an Israeli private company ("QYP");
(v) Jeffrey Royer, a citizen of Canada ("Mr. Royer");
(vi) Bedo Eghiayan, a citizen of the United Kingdom ("Mr. Eghiayan"); and
(vii) Michael Avedissian, a citizen of the United Kingdom ("Mr. Avedissian").
Each of the foregoing, including the Reporting Person, is referred to as a "M.N. Business Strategy Affiliate" and collectively as the "M.N. Business Strategy Affiliates."
The M.N. Business Strategy Affiliates intend to fund the acquisition of the Issuer through a combination of (i) equity from internal sources, including capital contributions from the M.N. Business Strategy's stakeholders, including the Reporting Person and the other M.N. Business Strategy Affiliates, and (ii) without derogating from the foregoing clause, debt from third-party sources. The M.N. Business Strategy Affiliates have obtained a preliminary, non-binding summary of terms for debt financing from Bank Leumi le-Israel B.M. to be in the amount of $200M for 4 years with an interest rate of SOFR plus 3.25%.
The Reporting Person acquired his Shares in the Issuer using personal funds.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information set forth in "Item 3. Source and Amount of Funds or Other Consideration" is hereby incorporated by reference in this Item 4.
On June 15, 2026, M.N. Business Strategy delivered a letter (the "Letter") to the Board of Directors of the Issuer (the "Board") setting forth a non-binding offer to acquire all of the issued and outstanding Ordinary Shares not already owned by the M.N. Business Strategy Affiliates for $16.20 per share in cash (the "Proposal"), on the terms and subject to the conditions set forth in the Letter. The Proposal is not subject to any financing conditions, but it remains subject to M.N. Business Strategy's negotiation and execution of definitive documentation. Accordingly, the terms and conditions set forth in the Proposal are subject to change. The Proposal is a non-binding expression of interest only, and it does not constitute an offer capable of acceptance or a legally binding obligation. M.N. Business Strategy reserves the right to withdraw or modify the Proposal at any time. The Letter and the Proposal (1) are intended solely for the consideration of the Board and not for the consideration of the Issuer's shareholders or any other person or entity, and (2) are not, and are not intended to be, a solicitation of a proxy or vote with respect to any securities of the Issuer or any other securities, or an offer to purchase or a solicitation of an offer to sell any securities of the Issuer or any other securities.
As of the date of this Schedule 13D, the Board has not responded to the Proposal. The M.N. Business Strategy Affiliates intend to respond to inquiries from, and, if invited, engage in discussions and negotiations concerning the Proposal with the Board and the Issuer and its officers, advisors, and other representatives. There can be no certainty or guarantee as to whether any such discussions or negotiations will occur, or, if they occur, the outcome thereof. The M.N. Business Strategy Affiliates may enter into confidentiality or similar agreements with the Issuer to facilitate such discussions and negotiations.
The M.N. Business Strategy Affiliates intend to review their investment in the Issuer on a continuing basis and may, at any time and from time to time, take such actions with respect to the investment as they deem appropriate, depending on various factors, including, without limitation:
(1) the outcome of any discussions or negotiations referenced in this Schedule 13D;
(2) the outcome of any negotiations between the Issuer and any other potential acquirer of the Issuer;
(3) the Issuer's financial position and strategic direction;
(4) actions taken by or at the direction of the Board;
(5) market prices for the Issuer's securities;
(6) other investment opportunities available to the M.N. Business Strategy Affiliates;
(7) general securities market and financing market conditions; and
(8) general economic and industry conditions.
Such actions may involve:
(1) acquiring additional Ordinary Shares or other equity, debt, notes, securities or instruments, or derivative or other instruments that are based upon or relate to the value of securities or instruments, of the Issuer (collectively, "Securities"), in the open market or otherwise;
(2) disposing of any or all of their Securities, in the open market or otherwise;
(3) engaging in hedging or similar transactions with respect to the Securities; or
(4) proposing, planning, or considering one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.
If entered into and consummated, the transactions contemplated by the Letter and the Proposal, or any other similar transaction, would, among other things:
(1) result in the M.N. Business Strategy Affiliates' acquisition of additional securities of the Issuer;
(2) effectuate a merger of the Issuer;
(3) effectuate a change of control of the Issuer;
(4) result in changes to the Issuer's organizational documents;
(5) result in changes to the board of directors or management of the Issuer;
(6) lead to the delisting of the Ordinary Shares from The Nasdaq Stock Market LLC; and
(7) lead to the deregistration of the Ordinary Shares under the Act.
The foregoing descriptions of the Letter and the Proposal, and the transactions contemplated thereby, are qualified in their entirety by reference to the full text of the Letter, a copy of which is included as Exhibit 99.1 to this Schedule 13D and is incorporated by reference in its entirety.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: 4,539,226 Ordinary Shares; 7.90%
Number of shares as to which each person has sole or shared power to vote or dispose: 4,539,226 Ordinary Shares
Transactions in the class effected during the past sixty days:
(a) As of the date hereof, the M.N. Business Strategy Affiliates may be deemed to beneficially own 4,539,226 Ordinary Shares, or approximately 7.90% of the Ordinary Shares outstanding, comprised of 4,299,226 Ordinary Shares beneficially owned by Mr. Mizrahy, 120,000 Ordinary Shares beneficially owned by Mr. Eghiayan and 120,000 Ordinary Shares beneficially owned by Mr. Avedissian. The percentage of the Ordinary Shares reported as beneficially owned by the M.N. Business Strategy Affiliates is based on 57,480,772 Ordinary Shares outstanding as of May 31, 2026, as reported in the Issuer's Current Report on Form 6-K filed with the Securities and Exchange Commission on June 18, 2026. Each of the M.N. Business Strategy Affiliates disclaims beneficial ownership of the Ordinary Shares owned by the other M.N. Business Strategy Affiliates.
(b) Each of the M.N. Business Strategy Affiliates may be deemed to have the power to vote or direct the voting of, and the power to dispose or direct the disposition of, the Ordinary Shares reported herein only to the extent owned by such M.N. Business Strategy Affiliate.
(c) There have been no transactions effected by any Reporting Person within the past sixty days.
(d) No person other than the M.N. Business Strategy Affiliates is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Ordinary Shares owned by the holder of such Ordinary Shares.
(e) Not applicable.
Other persons with the right to receive dividends or sale proceeds: See above
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: N/A

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information set forth in "Item 3. Source and Amount of Funds or Other Consideration" and "Item 4. Purpose of Transaction" is hereby incorporated by reference in this Item 6.
The M.N. Business Strategy Affiliates intend to enter into certain agreements relating to the ownership of M.N. Business Strategy in the event a transaction with the Issuer moves forward. M.N. Business Strategy is currently wholly-owned by Mr. Mizrahy. In connection with the filing of a Schedule 13D by the group comprised of the M.N. Business Strategy Affiliates, each of the M.N. Business Strategy Affiliates intends to enter into a joint filing agreement which will be filed at such time.
Other than as described herein, there are no contracts, arrangements, understandings, or relationships among the M.N. Business Strategy Affiliates, or between the M.N. Business Strategy Affiliates and any other person, with respect to the securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: 99.1 Proposal Delivered to Issuer on June 15, 2026

## Signatures
- Moshe Mizrahy: /s/Moshe Mizrahy, Moshe Mizrahy/ CEO (06/24/2026)